

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

July 11, 2008

By U.S. Mail and Facsimile

Mr. Frank P. Vaughan
Chief Financial Officer
Cronos Capital Corporation
One Front Street, Suite 925
San Francisco, CA 94111

> **Re:** **Cronos Global Income Fund XIV, L.P. (File No. 000-23158)**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
>
> **Cronos Global Income Fund XV, L.P. (File No. 000-23886)**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
>
> **Cronos Global Income Fund XVI, L.P. (File No. 000-27496)**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**

Dear Mr. Vaughan:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

1.   Unless otherwise noted, the comments below apply to each of the following
        funds:
        •   Cronos Global Income Fund XIV, L.P.
        •   Cronos Global Income Fund XV, L.P.
        •   Cronos Global Income Fund XVI, L.P.

Exhibit 31 – Section 302 Certifications

2.   We note the following changes to the content of your section 302 certifications:

        •   paragraphs 2, 3, and 4, replace the word "report" with "annual report" (or
            "quarterly report" in the case of your Form 10-Q for the fiscal quarter ended
            March 31, 2007); and
        •   throughout your certification, you have replaced the term the "registrant" with
            the "partnership" or "Cronos Capital Corp".

        In your future annual and quarterly filings, please provide your certifications
        using the exact language as provided in Item 601(b)(31)(i) of Regulation S-K.

                                    *   *   *

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please furnish your response on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

        •   the company is responsible for the adequacy and accuracy of the disclosure in their
            filings;
        •   staff comments or changes to disclosure in response to staff comments do not
            foreclose the Commission from taking any action with respect to the filing; and

Mr. Frank P. Vaughan
Cronos Capital Corporation
July 11, 2008
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief